Via Edgar and Hand Delivery

April 28, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:	Rufus Decker
Accounting Branch Chief

Re:	Colgate-Palmolive Company (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2010 - File No. 001-00644

Dear Mr. Decker:

We refer to your letter received on April 20, 2011 regarding our most recently filed Annual Report on Form 10-K, as indicated above.

Enclosed with the paper copy of this letter are supplemental materials requested by the Staff. The supplemental materials consist of (1) a quantification of the aggregate range of reasonably possible losses in excess of any accrued liabilities that the Company would have disclosed if it had provided the disclosure in the most recently filed Form 10-K and (2) the amounts accrued for any probable losses related to the matters disclosed in Note 13 – Commitments and Contingencies to the Consolidated Financial Statements included in the most recently filed Form 10-K (together, the “Supplemental Information”).

Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), the Supplemental Information is being provided to the Staff on a supplemental, confidential basis only and is not to be filed with or deemed a part of the Annual Report on Form 10-K for the year ended December 31, 2010 or any other of the Company’s reports. Pursuant to Rule 12b-4, the Company hereby requests that the Supplemental Information be returned to the undersigned promptly following completion of the Staff’s review. For the reasons described below, the Company believes the return of the Supplemental Information is consistent with the protection of investors.

The quantification of the aggregate range of reasonably possible losses in excess of any accrued liabilities that the Company would have disclosed in its most recently filed Form 10-K relates to a prior period and has since been disclosed for the quarter ended March 31, 2011 in the Company’s most recently filed Form 10-Q. In addition, the Company believes that disclosure of the amounts accrued for any probable losses related to the Company’s legal proceedings disclosed in Note 13 – Commitments and Contingencies is not required by the Accounting Standards Codification and could cause harm to the Company. Please call me when the Staff has completed its review and the Company will arrange to have the Supplemental Information retrieved.

In addition, while preparing the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, we further considered our disclosure of segment operating profit in light of comment three in your letter received on March 30, 2011. As a result, we have revised, and we believe improved, the disclosure of our segment operating profit in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed today, as compared to the illustrative sample disclosure provided to the Staff in our comment response letter dated April 13, 2011.

We believe that this disclosure provides a substantially enhanced and more robust discussion and analysis of the reasons for the changes in each segment’s operating profit between periods, as requested by the Staff, and is consistent with how we discuss and analyze our business internally. The disclosure provides significant additional qualitative discussion and analysis of the reasons for such changes, which we believe is more useful to investors. We expect to take a similar approach to our disclosure of operating profit by segment in our future filings and will continue to explore opportunities to provide additional disclosure in this area where appropriate.

Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2636 or Victoria Dolan, Vice President and Corporate Controller, at (212) 310-3024.

Very truly yours,

/s/ Dennis J. Hickey

Dennis J. Hickey
Chief Financial Officer

cc:	Ian Cook, Chairman of the Board,
President and Chief Executive Officer

Victoria Dolan
Vice President and
Corporate Controller

Lisa Etheredge
U.S. Securities and Exchange Commission
Staff Accountant